UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-39301

LION GROUP HOLDING LTD.

Not Applicable

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

3 Phillip Street, #15-04 Royal Group Building

Singapore 048693

(Address of principal executive office)

Registrant’s phone number, including area code

+65 8877 3871

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Information Contained in this Form 6-K Report

2024 Share Incentive Plan

Lion Group Holding Ltd. (the “Company”) has adopted the 2024 Share Incentive Plan (the “2024 Plan”), as approved and authorized by the board of directors of the Company on May 20, 2024. Under the 2024 Plan, the maximum aggregate number of Class A or Class B ordinary shares of the Company which may be issued pursuant to all awards is 47,137,935. The 2024 Plan will continue in effect for a term of ten years.

Exhibit Index

Exhibit 99.1 — 2024 Share Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2024

LION GROUP HOLDING LTD.

By:	/s/ Chunning Wang
Name:	Chunning Wang
Title:	Chief Executive Officer and Director

2